Exhibit 99.1

(NASDAQ: ZKIN)

ZK International Group Participates in Water and Gas
Industry Exhibits and Seminars

WENZHOU, CHINA – October 11, 2017 – ZK International Group Co., Ltd. (NASDAQ: ZKIN)  (“ZKIN” or the “Company”), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, is pleased to announce participation in water and gas industry exhibitions and seminars including the Gas & Heating China 2017 Exhibition and the 2017 Annual Water and Gas Academic Seminar.

The Gas & Heating China 2017 Exhibition is one of the largest exhibitions for gas and heating technology and equipment, attracting more than 300 companies who participate and present their products and technology. The ZK International team presented the Company’s patented products including the Double-Compression Pipe Connection Series and Integral Casted Gas Meter Connection. Both products have successfully reduced the gas leakage and installation cost for our clients due to its effective and durable structure.

Mr. Huang, Chairman of ZK International, stated, “We pride ourselves on being thought of leaders within the water and gas industry in China. Our focus during each event was to not only unveil new, proprietary technology to the market, but also educate key decision makers and leaders on where we believe the industry is headed. The product we are particularly proud of are our thin-walled, stainless steel pipe connections, which reduces risks of potential water or gas leaks. We also presented our independently drafted white paper titled, ‘Technical Regulations for Crimping Carbon Steel Fitting’, which outlines our proposal for stainless steel piping as a new standard in the industry, bringing a more cost-effective and safe option for future water and gas pipeline projects in China. We care deeply for the future infrastructure of China and will continue to participate in industry events such as these.”

Mr. Guojing Chi, Secretary General of China Gas Association, a subsidiary of the Ministry of Construction in China, commented on ZK International’s presentation, “ZK International’s thin-walled, stainless steel pipe and carbon steel pipe are key technical advancements in the current gas industry in China. Safety is a priority for our Association and hope that ZK International will continue to contribute technology that supports this effort in our society.”

Other companies that participated in these events included ENN Group, Towngas (Hong Kong and China Gas Company Limited China Branch), China Resource Gas, and PetroChina Kunlun Gas Co., Ltd. For more information on these events please visit www.gaschina2017.com.

About ZK International Group Co., Ltd.
ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com.

Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo.

For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Senior Vice President
PH: +1 (212) 896-1242
ZKInternational@KCSA.com